

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2018

Alison Davidson
Interim Chief Financial Officer
Remark Holdings, Inc..
3960 Howard Hughes Parkway, Suite 900
Las Vegas, NV 89169

> **Re: Remark Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 2, 2018**
> **Form 10-Q for the Quarter Ended June 30, 2018**
> **Filed August 14, 2018**
> **File No. 001-33720**

Dear Ms. Davidson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis
Liquidity and Capital Resources
Overview, page 31

1. We note that your November 9, 2016 agreement with Aspire Capital Fund capped the number of shares you could issue to Aspire at a total of 4,273,471 of your common shares. Please expand your discussions of liquidity and capital resources to clearly describe and quantify known limitations and uncertainties regarding the liquidity and capital resources available to you under your agreements with Aspire Capital Fund as required by Items 303(a)(1) and (2) of Regulation S-K.

Form 10-Q for the Quarter Ended June 30, 2018

Note 2. Summary of Significant Accounting Policies
Changes to Significant Accounting Policies - Revenue Recognition
Data Platform Services, page 7

2.   It is unclear to us how your recognition of a "reserve equal to the <u>total potential loan balance </u>that (you) could be required to repay upon default," as described on page F-9 of your Form 10-K, relates to your liability to reimburse affiliates of banks and lending institutions "for a <u>certain percentage of any loan defaults</u>" as stated in the 10-K and hereunder. Please clarify the terms of your agreements requiring you to reimburse lenders' affiliates for loan defaults. Include a comprehensive and detailed disclosure of the contractual terms of your arrangements with such lending institutions and their affiliates and clarify how these transactions are accounted for. Please also tell us why you believe such loan default obligations should be accounted for as guarantees outside the scope of ASC 606.

Notes to the Unaudited Condensed Consolidated Financial Statements
Note 17. Subsequent Events, page 20

3.   Please disclose the material terms of the 2018 Aspire Purchase Agreement, including Aspire Capital's stipulated purchase price for your stock and any cap on the maximum number of shares.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Joseph Kempf, Senior Staff Accountant at (202) 551-3352 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Telecommunications